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		UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

				GEHL Company

(Name of Issuer)

                             Common Stock

(Title of Class of Securities)
				368483103

(CUSIP Number)

			NEUSON AG, Haidfeldstrasse 37,
		A-4060 Linz-Leonding, AUSTRIA, EUROPE
	Attention: Mr. Edgar Rainer, Tel.:0043-732-90590-190

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

			December 6 , 2001

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Par 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box //

CUSIP No. 368483103                            Schedule 13D


1.
Names of Reporting Persons. I.R.S. Identification Nos.
of above persons
(entities only).


NEUSON AG


2.
Check the Appropriate Box if a Member of a Group (See Instructions)


(a)



(b)
X


3.
SEC Use Only


4.
Source of Funds (See Instructions) WC


5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)


6.
Citizenship or Place of Organization  AUSTRIA, EUROPE

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With



7.
Sole Voting Power        692,749



8.
Shared Voting Power



9.
Sole Dispositive Power   692,749



10.
Shared Dispositive Power


11.
Aggregate Amount Beneficially Owned by Each Reporting
Person 692,749


12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13.
Percent of Class Represented by Amount in Row (11) 12,86%


14.
Type of Reporting Person (See Instructions)
CO


CUSIP No. 368483103                            Schedule 13D


1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


Baumaschinen AG


2.
Check the Appropriate Box if a Member of a Group (See Instructions)


(a)



(b)
X


3.
SEC Use Only


4.
Source of Funds (See Instructions) WC


5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


6.
Citizenship or Place of Organization  AUSTRIA, EUROPE

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With



7.
Sole Voting Power



8.
Shared Voting Power  692,749



9.
Sole Dispositive Power



10.
Shared Dispositive Power   692,749


11.
Aggregate Amount Beneficially Owned by Each Reporting
Person 692,749


12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13.
Percent of Class Represented by Amount in Row (11) 12,86%


14.
Type of Reporting Person (See Instructions)
CO

CUSIP No. 368483103                            Schedule 13D


1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


Pin Privatstiftung


2.
Check the Appropriate Box if a Member of a Group
(See Instructions)


(a)



(b)
X


3.
SEC Use Only


4.
Source of Funds (See Instructions) WC


5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


6.
Citizenship or Place of Organization  AUSTRIA, EUROPE

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With



7.
Sole Voting Power



8.
Shared Voting Power  692,749



9.
Sole Dispositive Power



10.
Shared Dispositive Power  692,749


11.
Aggregate Amount Beneficially Owned by Each Reporting
Person 692,749


12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13.
Percent of Class Represented by Amount in Row (11) 12,86%


14.
Type of Reporting Person (See Instructions)
OO





ITEM 3: Source and amount of Funds or other consideration
(is amended to read as follows)

On Dec 6, 2001 Neuson purchased 4,000 shares in the open market at a total price of $57,744,90.

Working Capital of Neuson was used to purchase such shares, and no part of the purchase price was represented by borrowed funds. Taking into account these purchases Neuson owns now 692,749 shares.

Item 4: Purpose of transaction (is amended to read as follows)
The Reporting person acquired the shares Dec 6, 2001 for investment purposes.
Depending on market conditions and other factors, the Reporting Person may acquire additional shares as they deem appropriate, whether in open market sales, privately negotiated transactions or otherwise.
The reporting person also reserves the right to dispose of Shares in the open market, in privately negotiated transactions with third parties or otherwise.

Except as set forth herein, the Reporting person do not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of item 4 of schedule 13D.

Item 5: Interest in securities of the issuer is amended to read as follows)
(a)Neuson currently owns 692,749 shares, representing approximately 12,86% of the issued and outstanding shares of common stock of GEHL, based on the Issuer having issued and outstanding 5.377M Shares of Common Stock issued and outstanding.
Baumaschinen and PIN may each be deemed to be beneficial owners of the Shares owned by Neuson.

(b) Neuson has sole voting and dispositive power with respect to the 692,749 shares.
Baumaschinen and PIN may be deemed to have shared voting and dispositive power with respect to the 692,749 shares.

c) Other than reported herein, the Reporting Persons have not conducted any transactions in the Shares in the past 60 days.
d) None
e) The reporting person became beneficial owner of more than 5% of the Shares on October 23rd 2001

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date


Signature             NEUSON AG


Name/Title         Mag. Kurt Helletzgruber, CFO


Date


Signature             Baumschinen AG


Name/Title


Date


Signature             Pin Privatstiftung


Name/Title